UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K
ANNUAL REPORT PURSUANT TO
REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

Jamestown Invest 1, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-1529368
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

675 Ponce de Leon Ave NE, 7th Floor, Atlanta, GA	30308
(Address of principal executive offices)	(ZIP Code)

(404) 490-4950
(Issuer’s telephone number, including area code)

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD - LOOKING INFORMATION
We make statements in this Annual Report on the Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.
The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the forgoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:
•our ability to effectively deploy the proceeds raised in the offering of our common shares as contemplated by our Offering Circular dated September 24, 2021, as amended and/or supplemented from time to time, which may be accessed here and may be updated from time to time by our future filings under Regulation A;
•our ability to effectively deploy the proceeds raised in this offering;
•our ability to attract and retain investors to the investment portal on the Jamestown website;
•risks associated with breaches of our data security;
•changes in economic conditions generally and the real estate and securities markets specifically;
•limited ability to dispose of assets because of the relative illiquidity of real estate investments;
•intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;
•defaults on or non-renewal of leases by tenants;
•increased inflation, interest rates and operating costs;
•our failure to obtain necessary outside financing;
•one of our banks, lenders, or other custodians of some or all of our assets fails to perform its obligations or experiences insolvency, closure, receivership or other financial distress or difficulty;
•decreased rental rates or increased vacancy rates;
•the risk associated with potential breach or expiration of a ground lease, if any;
•difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;
•our failure to successfully operate acquired real estate assets;
•exposure to liability relating to environmental, health and safety matters;
•changes in real estate and zoning laws and increases in real property tax rates;
•our ability to complete projects on the timeframes and budgeted costs we anticipate;
•our failure to maintain our status as a REIT;
•failure of acquisitions to yield anticipated results;
•risks associated with derivatives or hedging activity;
•our level of debt and the terms and limitations imposed on us by our debt agreements;
•the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;
•our ability to retain our executive officers and other key personnel of our Manager and its affiliates;
•the ability of our sponsor and its affiliates to source and service our loans and other assets, and the quality and performance of these assets;

•our ability to retain and hire competent employees and appropriately staff our operations;
•legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs and SEC guidance related to Regulation A or the JOBS Act);
•changes in business conditions and the market value of our assets and generally the increased risk of loss if our investments fail to perform as expected;
•our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our sponsor;
•our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;
•our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, the Investment Company Act and other laws;
•changes to generally accepted accounting principles, or GAAP; and
•disruptions in economic activity, a decline in commercial activity and decreased consumer activity may adversely affect the financial condition and results of operations of the Company.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under Risk Factors, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. Business

The Company
Jamestown Invest 1, LLC, a Delaware limited liability company was formed on August 3, 2018, to acquire and manage a portfolio consisting of real estate investments in urban infill locations in the path of anticipated growth.
The Company has elected to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (“the Code”), commencing with our taxable year ended December 31, 2019. On March 12, 2020, we acquired a 51% controlling interest in a joint venture owning a real estate property known as Southern Dairies. See Form 1-U - "Property Acquisition" and "Joint Venture Agreement" - March 12, 2020 for more information.
Jamestown Invest Manager, L.P. (our “Manager”) is a wholly-owned subsidiary of Jamestown, L.P. ("Jamestown"), our sponsor. Our Manager manages our day-to-day operations. A team of real estate professionals, acting through our Manager, will make all the decisions regarding the selection, negotiation, financing and disposition of our investments, subject to the limitations in our operating agreement and will also provide asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital. Our sponsor is able to exercise significant control over our business, including through its ownership of our Manager.
We had previously offered up to $46,033,490 in our common shares in our Offering Circular dated September 24, 2021, which offering was terminated by the Company effective July 12, 2022. Prior to our offering statement being declared “qualified” by the SEC, we sold 550,100 of our common shares at the initial per share price of $10.00 per share, including approximately 86,550 common shares purchased by our sponsor, in a private placement. As of December 31, 2023 and as of the date of this Annual Report, the Company has raised approximately $11,217,110 in capital (in addition to the $5,501,000 in private placement).
Employees
As of December 31, 2023, no employees were employed by the Company.
Investment Strategy
Our investment strategy is to acquire and manage a portfolio consisting of real estate investments in urban infill locations in the path of anticipated growth. Possible asset classes could include mixed or single use properties incorporating office, retail, multifamily, for-sale residential, parking, unimproved land, warehouse/flex, or hotels in the Atlanta, Georgia metropolitan statistical area ("MSA") as well as other MSAs primarily in the Southeast such as Raleigh, North Carolina and Charleston, South Carolina. We may also invest in other major MSAs across the United States, which would generally have populations equal to or greater than 500,000 residents.
The properties that we acquire may be existing, income producing properties, newly constructed properties or properties under development or construction. We will focus on acquiring properties that we believe can produce a consistent cash distribution at stabilization and may present opportunities for capital appreciation over an expected five to seven year hold period, such as those with the potential for ground-up development, redevelopment or repositioning.
Our investment strategy seeks to capitalize on Jamestown’s 40+ year track record as an active real estate investment manager to identify and take advantage of attractive opportunities. We also seek to benefit from Jamestown’s reputation and ability to transact at scale with speed and certainty, and its longstanding and extensive relationships in the real estate industry. We intend to benefit from Jamestown’s experience in Atlanta, including a history of projects ranging from hotel and office repositionings to iconic adaptive reuse developments, to source projects that create value for investors, tenants and the community. Jamestown has a track record of creating value by applying sustainable development and management practices, and has incubated local businesses and created access to affordable housing.
Our Manager will utilize the personnel and resources of our sponsor to select our investments and manage our day-to-day operations. Our sponsor’s corporate, investment and operating platforms are well established, which we believe will allow us to realize economies of scale and other benefits including the following:
•Track Record – Across Jamestown’s 32 realized real estate funds and 2 realized timber funds, the aggregate cash distributed from each fund exceeded the original aggregate capital contributed to each fund. This prior performance is not a guarantee of future results.
•Vertically-Integrated Operating Platform – The multidisciplined in-house team of over 300 professionals in acquisitions and capital markets, asset management, retail leasing, design, marketing, construction and project management, property management, legal and risk management, accounting and tax, sustainability, fundraising, and portfolio management collaborates from acquisition through disposition to maximize opportunities and minimize risks.

•Proactive Management — Jamestown believes that experienced, hands-on asset management provides for better quality of service. Through focused on-site operations, Jamestown remains in close contact with its tenants which allows for proactive identification and resolution of tenant concerns, resulting in greater tenant satisfaction.
•Distinguished Reputation — Jamestown’s cultivation of longstanding relationships and partnerships with key industry leaders, along with its reputation for moving quickly to execute transactions, generates a significant number of off-market investment opportunities, as evidenced by the direct sourcing of nearly half of Jamestown’s core and core-plus fund investments through non-competitive channels.
•Sources of Capital — Jamestown’s experience with previous funds has shown that there are often unexpected opportunities to increase project cash flow, but that additional capital, sometimes in significant amounts, is necessary. For subsequent value creation and other liquidity needs, deploying additional capital could, in the judgement of the Manager, be advisable. In such cases, Jamestown may provide us with access to additional capital in the future, which could take the form of equity, debt, or a combination of the two, in one or more transactions. Jamestown may, but is not obligated to, provide equity capital in a total amount of up to $20,000,000 in one or more transactions with the price per common share equal to the greater of (i) $10.00 per share or (ii) our NAV divided by the number of shares outstanding as of the close of business on the last business day of the prior fiscal quarter. Shares purchased by Jamestown or its affiliates will be for investment purposes only and not for resale. Loans provided to us by Jamestown would each have a term of zero to seven years, non-amortizing and bear interest equal to the then-current “prime rate,” as published in The Wall Street Journal.
Jamestown strategically focuses on markets that Jamestown believes show strong demographic and economic growth bolstered by the presence of emerging industries such as technology and new media. Each year, the acquisition professionals at Jamestown consider hundreds of investments, ultimately closing on less than 1%. Jamestown’s highly-disciplined, analytical approach to investing has contributed to its strong track record over Jamestown's 40+ year history.
The Company takes advantage of its integrated platform on each acquisition by engaging all company departments in the evaluation of new opportunities. Early in the acquisitions phase, the Asset Management, Retail Leasing, Development & Construction, Sustainability and Creative & Marketing departments are included in order to fully understand the characteristics of a potential acquisition, exploring site activations and opportunities for property improvements. Jamestown’s capital markets professionals evaluate the existing and proposed capital structure of each investment and work with the Fund Management team to recommend the appropriate capital structure for an investment, taking into account the business plan for each asset. The Capital Markets department maintains international lending relationships to provide access to favorable loan pricing and terms.
Jamestown actively manages its portfolio in-house. The Asset Management department maintains a robust team that stays highly involved with the real estate. Jamestown believes this hands-on management provides many benefits, such as cultivating close tenant relationships and providing tenants with access to expansion or relocation space in multiple markets. For retail assets, these relationships start with the Leasing department, which works to develop a unique sense of place by carefully curating the selection of retailers. Leasing is responsible for creating merchandising plans that maximize each asset’s retail positioning from both landlord and tenant perspectives.
In the effort to capture substantial quality and value in Jamestown’s retail assets through leasing, the Retail Leasing department conducts retail market analysis, advises on leasing economics, and commissions consumer research. The Creative & Marketing department approaches assets from a brand perspective by developing and implementing distinctive property positioning, designing and producing compelling collateral, activating properties through innovative event programming, reconfiguring community spaces, and collaborating with public entities including business improvement districts and neighborhood-focused partnerships. Jamestown believes the end result of this creative and collaborative process is a distinctive and compelling brand for each asset—one that is activated through exceptional programming, while also creating value for each individual property.
Finally, Jamestown manages development and construction in-house led by development professionals supported by a dedicated team of architects. Jamestown believes this vertical integration ensures that construction is cost-effective and consistent with the property aesthetic and brand. Jamestown believes that Jamestown’s ownership, constant collaboration among the Manager and its affiliate’s Asset Management, Leasing, Creative & Marketing, and Development & Construction departments drives value creation at the property.
Investment Objectives
Our investment objectives are to invest in assets that will enable us to:
•generate attractive risk-adjusted returns through a combination of cash distributions, NOI growth and capital appreciation over an expected five to seven year hold period;
•preserve, protect and return invested capital;
•provide an investment alternative for people seeking to allocate a portion of their long-term investment portfolios to commercial real estate; and

•create value for investors, tenants and community through socially responsible management practices.
We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s Investment Committee reviews our internal investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.
Competition
Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the investment portal on the Jamestown website, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.
Risk Factors
We face risks and uncertainties that could affect us and our business, as well as the real estate industry generally. These risks are outlined below and under the heading “Risk Factors” contained in our Offering Circular dated September 24, 2021, as amended and/or supplemented from time to time (the “Offering Circular”), which may be accessed here and may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.
Inflation has and may continue to have a negative impact on our business and results of operations.
Inflation in the United States has risen to levels not experienced in recent decades and we are seeing its impact on various aspects of Jamestown's business. Certain of our expenses, including, but not limited to, utility costs (power in particular), labor costs, interest expense, property taxes, insurance premiums, equipment repair and replacement, and other operating expenses are subject to inflationary pressures that have and may continue to negatively impact our business and results of operation. While we seek to mitigate the impact of inflation by increased operating efficiencies and embedded rate escalation or price increases to our customers to offset increased costs, there can be no assurance that we will be able to offset future inflationary cost increases in whole or in part, which could adversely impact our profit margins.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing at the end of this Annual Report. This discussion and analysis contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” as disclosed herein and in our Offering Circular, as amended or supplemented from time to time, which may be accessed here and may be updated from time to time by our future filings under Regulation A.
Overview
Jamestown Invest 1, LLC is a Delaware limited liability company formed to acquire and manage a portfolio consisting of real estate investments in urban infill locations in the path of anticipated growth. Possible asset classes could include mixed or single-use properties incorporating office, retail, multifamily, for-sale residential, parking, unimproved land, warehouse/flex, or hotels in the Atlanta, Georgia Metropolitan Statistical Area as well as other MSAs primarily in the Southeast such as Raleigh, North Carolina and Charleston, South Carolina. We may also invest in other major MSAs across the United States, which would generally have populations equal to or greater than 500,000 residents. We are externally managed by Jamestown Invest Manager, L.P. (our "Manager"), a wholly-owned subsidiary of Jamestown, L.P. (“Jamestown”), our sponsor, which operates an online investment portal at www.jamestowninvest.com.
We had previously offered up to $46,033,490 in our common shares in our Offering Circular dated September 24, 2021, which offering was terminated by the Company effective July 12, 2022. Prior to our offering statement being declared “qualified” by the SEC, we sold 550,100 of our common shares at the initial per share price of $10.00 per share, including approximately 86,550 common shares purchased by our sponsor, in a private placement. As of December 31, 2023 and as of the date of this Annual Report, the Company has raised approximately $11,217,110 in capital (in addition to the $5,501,000 in private placement).
Our Investments
On March 12, 2020, the Company purchased a 51% controlling interest in JT Invest 1 Dairies, LLC (the “Dairies JV”) from Jamestown, our sponsor, for total consideration of $7,279,065. The Dairies JV owns a five-building office campus located in Atlanta, Georgia known as Southern Dairies. Southern Dairies has approximately 83,000 rentable square feet and as of the date of this report, is 94.1% leased to 11 tenants with a weighted average remaining lease term of 5.9 years. See "Investment Objectives and Strategy - Acquired Investments" in our Offering Circular for more information.
On August 18, 2021, Jamestown, L.P. sold its 49% membership interest in JT Invest 1 Dairies, LLC (the “Dairies JV”) to JT Altera Dairies, L.P., a joint venture between a Jamestown, L.P. subsidiary and Altera Southern Dairies PA, LLC. The transaction was reviewed and approved by an independent representative prior to the closing. Jamestown, L.P. maintains a sponsor co-investment of 200,000 shares in Jamestown Invest 1, LLC, which owns the 51% controlling position in JT Invest 1 Dairies, LLC.
Liquidity and Capital Resources
Proceeds from common shares sold in the Offering were primarily used for property acquisitions and capital expenditures.
We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing and other financing transactions. Our target leverage at stabilization is 60% at the fund level and may be up to 70% on an individual investment calculated as a percentage of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We seek to secure conservatively structured leverage that is long term and non-recourse to the extent obtainable on a cost-effective basis. Our Manager may from time to time modify our leverage policy in its discretion. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s Investment Committee.
The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown and downturn in real estate asset values, property sales and leasing activities. During an economic downturn, it may also take longer for us to dispose of real estate investments or the selling prices may be lower than originally anticipated. As a result, the carrying value of our real estate investments may become impaired and we could record losses with respect to such impairment or we could experience reduced profitability. Further, our exposure to adverse general economic conditions is heightened by our use of leverage.

All of the conditions described above could materially and adversely impact our business performance and profitability, which could result in our failure to make distributions to our investors and decrease the value of an investment in us. In addition, in an extreme deterioration of economic conditions, we could have insufficient liquidity to meet our debt service obligations when they come due in future years. If we fail to meet our payment or other obligations under our loan agreements, the lenders under such agreements will be entitled to proceed against the collateral securing such debts.

Distributions
During 2023 and 2022, the Manager declared a quarterly cash distribution of $0.150 per share. We expect that dividends declared by our Manager will be made on a quarterly basis, or less frequently as determined by our Manager. Any future distributions by the Company will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow. For the quarter ended March 31, 2024, the Manager did not declare a dividend.
Redemption Plan
We have adopted a redemption plan whereby, on a quarterly basis, a shareholder may obtain liquidity as described in detail in our Offering Circular, which may be accessed here. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice for any reason, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.
From inception through December 31, 2023, our Manager has approved redemption requests for an aggregate of 41,617 shares (an aggregate redemption amount of $492,108) for investors under the redemption plan.
For the quarters ended December 31, 2023 and March 31, 2024, the Manager elected not to process redemptions in order to preserve liquidity for the future and will continue to evaluate pending redemption requests on a quarterly basis.
Sources of Operating Revenues and Cash Flows
Refer to our Consolidated Statements of Cash Flows in our consolidated financial statements.
We expect to primarily generate operating revenues and cash flows from the operations of our real estate investments. See Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements for further detail.
Cash Flows from Operating Activities
As of December 31, 2023, the Company owned a 51% controlling interest in a joint venture that owns a five-building office campus located in Atlanta, Georgia known as Southern Dairies.
For the years ended December 31, 2023 and 2022, net cash provided by operating activities was $1,072,183 and $90,953, respectively. For the years ended December 31, 2023 and 2022, net cash flow from operating activities increased primarily due to the increase in rental income in 2023 compared to 2022.
Cash Flows from Investing Activities
For the years ended December 31, 2023 and 2022, net cash used in investing activities was $643,382 and $4,468,695, respectively. For the years ended December 31, 2023 and 2022, net cash used in investing activities decreased due to a decline in leasing activity and capital expenditures of the property.
Cash Flows from Financing Activities
For the year ended December 31, 2023, net cash used in financing activities was $1,565,709 and for the year ended December 31, 2022, net cash provided by financing activities was $2,874,594. For the years ended December 31, 2023 and 2022, the decline in cash provided by financing activities was primarily due to the loan being fully funded in 2022 and the termination of fundraising in 2022, as well as an increase in redemptions and distributions in 2023 compared to 2022.
Results of Operations
Refer to our Consolidated Statements of Operations in our consolidated financial statements.
Based on a comparison of the years ended December 31, 2023 versus 2022, total revenues increased by $1,257,603 and operating expenses increased by $92,011. The increase in rental income was primarily due to a decrease in rent abatements from 2022 and an increase in parking revenue in 2023 compared to 2022. Nonoperating expenses increased by $2,752,390, which was primarily attributable to an decrease in the value the interest rate swap in 2023 compared to 2022.

Outlook and Recent Trends
For more information regarding market conditions and outlook, please see “Investment Objectives and Strategy” in our Offering Circular.
Critical Accounting Policies
See Note 2. Summary of Significant Accounting Policies, in our consolidated financial statements for further detail.
Off-Balance Sheet Arrangements
As of December 31, 2023 and 2022, we had no off-balance sheet arrangements.
Related Party Arrangements
For further information regarding Related Party Arrangements, please see Note 6 in the accompanying consolidated financial statements below.
Recent Developments
None.

Item 3. Directors and Officers
Our Manager
Our Manager is a wholly-owned subsidiary of our sponsor. Our Manager manages our day-to-day operations. A team of real estate professionals, acting through our Manager, will make all the decisions regarding the selection, negotiation, financing and disposition of our investments, subject to the limitations in our operating agreement and will also provide asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital. Our sponsor is able to exercise significant control over our business, including through its ownership of our Manager.
The Company operates under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that will make decisions with respect to all acquisitions and dispositions. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.
Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.
Directors and Executive Officers
We have provided below certain information about our directors and executive officers.

Name of Executive	Age	Position
Matt Bronfman	59	Director, Chief Executive Officer
Chris Kopecky	53	Director, Chief Financial Officer and Chief Accounting Officer
Momtaz Gilani	41	Director, Vice President
Matt Bronfman is a Principal and the Chief Executive Officer of our sponsor. When Mr. Bronfman joined Jamestown in 1998, he served as General Counsel working with the acquisitions and asset management departments. In 2002, Mr. Bronfman was named a Managing Director and Chief Operating Officer. He has led the acquisition and redevelopment of iconic projects from Chelsea Market in New York and Ponce City Market in Atlanta to the Innovation and Design Building in Boston and Ghirardelli Square in San Francisco. Prior to joining Jamestown, Mr. Bronfman began his law practice at what is now Holland & Knight in Atlanta, specializing in real estate development and acquisitions. He currently serves on the boards for AFIRE, the Atlanta BeltLine Partnership, the Jewish Federation of Greater Atlanta, and the Jewish Funders Network. Mr. Bronfman graduated Phi Beta Kappa and summa cum laude from Tufts University and attended law school at Northwestern University, graduating magna cum laude.
Chris Kopecky is a Principal and the Chief Financial Officer of Jamestown and a member of the firm’s Executive Committee. Mr. Kopecky joined Jamestown in 2016 and oversees all aspects of the firm’s capital markets, finance, accounting, tax, and information technology business units. Mr. Kopecky is a CPA and prior to joining Jamestown, was the Chief Accounting Officer of Edens, a leading owner, operator, and developer of retail real estate. He also spent a combined 12 years with Arthur Andersen and Ernst & Young as a senior manager in their business advisory practices, serving publicly traded and privately held clients in the real estate, financial services, and not-for-profit industries. He is currently a member of the Jamestown Foundation Board of Directors, the Emory Winship Cancer Institute Advisory Board, and the Atlanta Symphony Orchestra Board of Directors. Mr. Kopecky graduated with a Bachelor of Business Administration in Accounting from the University of Oklahoma’s Price College of Business and completed executive coursework at Harvard Business School.
Momtaz Gilani is a Managing Director and Head of Fund Mangement of our sponsor and serves as the Company’s fund manager. Ms. Gilani joined Jamestown in 2012. Prior to joining Jamestown, she was an Audit Senior Manager at KPMG, serving publicly traded and privately held clients in the real estate industry. Ms. Gilani is licensed in Georgia as a CPA and a Chartered Global Management Accountant (CGMA). She is a member of the American Institute of Certified Public Accountants and the Georgia Society of CPAs. Ms. Gilani graduated with a Bachelor of Business Administration from the Goizueta Business School at Emory University.

Compensation of Executive Officers
The Company does not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by us. Certain executive officers of our sponsor also serve as executive officers of the Company. Each of these individuals receives compensation for his or her services, including services performed for us, from our sponsor. As the Company’s executive officers, these individuals manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although the Company will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our Manager, we do not intend to pay any compensation directly to these individuals.
Compensation of our Manager
For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular.
Item 4. Security Ownership of Management and Certain Securityholders
The following table sets forth the beneficial ownership of our common shares as of the date of this Annual Report for each person or group that holds more than 10% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.
Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at Jamestown, Ponce City Market, 675 Ponce de Leon Avenue NE, 7th Floor, Atlanta, GA 30308.

Name of Beneficial Owner (1)	Approximate Number of Shares Beneficially Owned	Approximate Percent of All Shares
Jamestown, L.P. (2)	200,000	18.86%
All directors and executive officers of our Manager as a group (3 persons)	11,700	1.10%
• Chris Kopecky, Chief Financial Officer and Chief Accounting Officer	10,000	*
• Amber Murray, Vice President	1,000	*
• Lori Lathem, Vice President and Assistant Financial Officer	700	*
* Less than 1%.
(1) Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.
(2) All voting and investment decisions with respect to our common shares that are held by Jamestown are controlled by the Board of Directors of Jamestown, which is made up of Matt Bronfman, Michael Phillips, Christoph Kahl, Chris Kopecky, Eli Simon, Brian McDade, Stanley Shashoua and David Simon. As of the date of this report, other than certain persons listed above (including family members), no other owner of Jamestown beneficially owns shares of capital stock in Jamestown’s general partner that entitle such owner to more than 5% of the voting power of Jamestown. All of the forgoing stockholders, directors and executive officers disclaim beneficial ownership of our common shares that are owned by Jamestown.

Item 5. Interest of Management and Others in Certain Transactions
For further details, please see Note 6. Related Party Arrangements in our consolidated financial statements.
Item 6. Other Information
None.

Item 7. Financial Statements

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
(A LIMITED LIABILITY CORPORATION)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
OF JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
Independent Auditor's Report	F-1 - F-2

Consolidated Balance Sheets as of December 31, 2023 and 2022	F-3 - F-4

Consolidated Statements of Operations for the Years Ended December 31, 2023 and 2022	F-5

Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2023 and 2022	F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 2023 and 2022	F-7 - F-8

Notes to Consolidated Financial Statements	F-9 - F-19

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Jamestown Invest 1, LLC and Subsidiaries

Opinion

We have audited the accompanying consolidated financial statements of Jamestown Invest 1, LLC and Subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements (Continued)

In performing an audit in accordance with generally accepted auditing standards, we:

a.Exercise professional judgment and maintain professional skepticism throughout the audit.

b.Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

c.Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

d.Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

e.Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Other Information Included in the Company’s 2023 Annual Report

Management is responsible for the other information included in the Company’s 2023 Annual Report. The other information comprises the 2023 Annual Report but it does not include the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information, and we do not express an opinion or any form of assurance on it.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the consolidated financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

/s/ Moore, Colson & Company, P.C.

Atlanta, Georgia
April 29, 2024

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
	December 31, 2023	December 31, 2022
Assets:
Real estate:
Land	$15,190,260	$15,190,260
Buildings and improvements	21,180,054	20,900,388
Tenant improvements	3,471,272	312,687
Construction in progress	484,287	3,460,728
Total real estate	40,325,873	39,864,063
Less: accumulated depreciation	(2,438,318)	(1,646,769)
Real estate, net	37,887,555	38,217,294
Cash and cash equivalents	811,190	1,936,097
Restricted cash	286,959	298,960
Accrued investment income, net	46,698	44,955
Straight-line rent receivable	820,310	415,283
Prepaid expenses and other assets	1,558	1,539
Deferred leasing costs, net	1,524,118	1,808,086
Tenant origination and in-place lease costs, net	208,892	484,056
Interest rate swap, at fair value	845,921	1,447,161
Total assets	$42,433,201	$44,653,431

See notes to consolidated financial statements.

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
	December 31, 2023	December 31, 2022
Liabilities:
Mortgage loan payable, at fair value	$25,594,909	$25,472,148
Accounts payable and accrued expenses	228,753	115,723
Accrued capital and leasing costs	20,131	87,300
Accrued interest expense, net	74,300	71,819
Tenant security deposits	286,959	298,960
Due to related parties	71,831	225,340
Below-market leases, net	435,375	676,918
Accrued distributions	164,613	168,936
Accrued redemptions	—	7,456
Accrued participation allocation	956,868	900,031
Deferred income	12,596	99,075
Total liabilities	27,846,335	28,123,706

Commitments and contingencies (see note 8)

Shareholders' Equity:
Shareholders' equity (1,060,615 and 1,094,224 common shares issued and outstanding as of December 31, 2023 and 2022, respectively)	9,053,394	10,103,988
Accumulated deficit	(1,727,926)	(1,321,698)
Noncontrolling interest	7,261,398	7,747,435
Total shareholders' equity	14,586,866	16,529,725
Total liabilities and shareholders' equity	$42,433,201	$44,653,431

See notes to consolidated financial statements.

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
	For the Years Ended December 31,
	2023	2022
Revenue:
Rental income	$4,028,844	$2,771,241
Total revenue	4,028,844	2,771,241

Expenses:
Operating and maintenance	419,241	388,523
Property management fees - related party	83,329	49,303
Real estate taxes and insurance	194,503	184,813
General and administrative	517,860	478,284
Asset management fees - related party	166,493	181,357
Fund administrative fees - related party	79,916	87,051
Total operating expenses	1,461,342	1,369,331
Net operating income	2,567,502	1,401,910

Nonoperating income (expenses):
Interest income	37,742	16,049
Depreciation and amortization	(1,329,575)	(1,025,114)
Interest expense, net	(904,446)	(705,907)
Change in unrealized gain on mortgage loan payable	(122,761)	207,083
Change in unrealized gain on interest rate swap	(601,240)	1,492,045
Change in unrealized participation allocation	(56,837)	(208,883)
Total nonoperating expenses, net	(2,977,117)	(224,727)

Net income (loss)	(409,615)	1,177,183

Less: Net (income) loss - noncontrolling interest	3,387	(875,140)

Net income (loss) attributable to Jamestown Invest 1, LLC and subsidiaries	$(406,228)	$302,043

See notes to consolidated financial statements.

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2023 and 2022

	Common Shares	Amount	Accumulated Deficit	Noncontrolling Interest		Total Shareholders' Equity
Balance - December 31, 2021	1,039,072	$10,073,299	$(1,623,741)	$6,539,095		$14,988,653
Contributions from noncontrolling interest	—	—	—	333,200		333,200
Proceeds from issuance of common shares	57,210	713,010	—	—		713,010
Redemption of common shares	(2,058)	(27,234)	—	—	—	(27,234)
Distributions	—	(655,087)	—	—		(655,087)
Net income	—	—	302,043	875,140		1,177,183
Balance - December 31, 2022	1,094,224	10,103,988	(1,321,698)	7,747,435		16,529,725
Contributions from noncontrolling interest	—	—	—	56,350		56,350
Distributions to noncontrolling interest	—	—	—	(539,000)		(539,000)
Redemption of common shares	(33,609)	(405,230)	—	—		(405,230)
Distributions	—	(645,364)	—	—		(645,364)
Net loss	—	—	(406,228)	(3,387)		(409,615)
Balance - December 31, 2023	1,060,615	$9,053,394	$(1,727,926)	$7,261,398		$14,586,866

See notes to consolidated financial statements.

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the Years Ended December 31,
	2023	2022
Cash flows from operating activities:
Net income (loss)	$(409,615)	$1,177,183
Change in unrealized gain on mortgage loan payable	122,761	(207,083)
Change in unrealized gain on interest rate swap	601,240	(1,492,045)
Change in unrealized participation allocation	56,837	208,883
Depreciation	791,549	580,464
Amortization of deferred leasing costs	262,862	56,727
Amortization of tenant origination and in-place lease costs	275,164	387,923
Amortization of below-market leases included in rental income	(241,543)	(291,329)
Financing fee expense	20,686	—
Change in estimate of uncollectible rental revenue	—	9,970
Changes in assets and liabilities:
Accrued investment income, net	(1,743)	50,996
Straight-line rent receivable	(405,027)	(406,370)
Prepaid expenses and other assets	(19)	(209)
Accounts payable and accrued expenses	113,030	(13,049)
Accrued interest expense, net	2,481	18,183
Tenant security deposits	(12,001)	58,221
Due to related parties	(18,000)	47,241
Deferred income	(86,479)	(94,753)
Net cash provided by operating activities	1,072,183	90,953
Cash flows from investing activities:
Additions to real estate	(643,382)	(3,523,147)
Payment of leasing costs	—	(945,548)
Net cash used in investing activities	(643,382)	(4,468,695)
Cash flows from financing activities:
Proceeds from issuance of common shares	—	713,010
Contributions from noncontrolling interest	56,350	333,200
Distributions to noncontrolling interest	(539,000)	—
Redemption of common shares	(412,686)	(19,778)
Distributions	(649,687)	(646,312)
Proceeds from mortgage loan payable	—	2,494,474
Payment of financing costs	(20,686)	—
Net cash provided by (used in) financing activities	(1,565,709)	2,874,594
Net decrease in cash, cash equivalents and restricted cash	(1,136,908)	(1,503,148)
Cash, cash equivalents and restricted cash, beginning of year	2,235,057	3,738,205
Cash, cash equivalents and restricted cash, end of year	$1,098,149	$2,235,057

See notes to consolidated financial statements.

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
	For the Years Ended December 31,
	2023	2022
Supplemental cash flow information:
Cash paid for interest, net	$(881,278)	$(687,724)
Supplemental disclosure of noncash operating, investing and financing activities:
Increase (decrease) in accrued distributions	$(4,323)	$8,775
Increase (decrease) in accrued redemptions	$(7,456)	$7,456
Decrease in accrued capital and leasing costs	$(67,169)	$(348,244)
Increase (decrease) in accrued capital and leasing costs - related party	$(135,509)	$136,913

See notes to consolidated financial statements.

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022

1.     Formation and Organization
Jamestown Invest 1, LLC (the “Company”) was formed on August 3, 2018, as a Delaware Limited Liability Company and has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company was organized primarily to acquire and manage a portfolio consisting of real estate investments in urban infill locations in the path of anticipated growth, including mixed or single use properties, incorporating office, retail, multifamily, parking, unimproved land, warehouse/flex, or hotels in the Atlanta, Georgia major metropolitan area (“MSA”) as well as other MSAs primarily in the Southeast such as Raleigh, North Carolina and Charleston, South Carolina. The Company may make its investments through majority-owned subsidiaries, minority interests or joint venture interests. Substantially all of the Company’s business is managed by Jamestown Invest Manager, L.P. (the “Manager”), a Delaware Limited Liability Company. The Company owns Jamestown Invest 1 OP, L.P. (the “Operating Partnership”), through which it acquires and holds the investments.
On October 24, 2019, the Company filed an offering statement on Form 1-A with the SEC with respect to an offering (the “Offering”) of up to $50,000,000 in common shares, for an initial price of $10.00 per share.
A maximum of $50,000,000 in the Company’s common shares may be sold to the public in this Offering. The Manager has the authority to issue an unlimited number of common shares. The Company sold 550,100 common shares at the initial per share price of $10.00 in a private placement prior to this offering statement being qualified by the SEC. The Offering was qualified on November 26, 2019. Between November 27, 2019 and December 31, 2019, the Company sold 20,550 common shares at a price of $10.00 per share. Between January 1, 2020 and December 31, 2020, the Company sold 244,635 and 25,525 common shares at a price of $10.00 and $10.02 per share, respectively. Between January 1, 2021 and December 31, 2021, the Company sold approximately 76,800, 40,645, 61,163 and 25,604 common shares at a price of $10.00, $10.34, $10.35 and $10.71 per share, respectively. Between January 1, 2022 and December 31, 2022, the Company sold approximately 7,305, 37,780 and 12,125 common shares at a price of $10.71, $12.36 and $13.84, respectively. Effective July 12, 2022, the Company stopped accepting new subscriptions.
Between January 1, 2021 and December 31, 2021, the Company redeemed 5,950 shares for a total of $59,644. Between January 1, 2022 and December 31, 2022, the Company redeemed 2,058 shares for a total of $27,234. Between January 1, 2023 and December 31, 2023, the Company redeemed 33,609 shares for a total of $405,230. In the aggregate, Jamestown, L.P. (the "Sponsor"), the owner of the Manager, purchased 200,000 common shares at $10.00 per share between October 2019 and February 2020 for an aggregate purchase price of $2,000,000.
On March 12, 2020, the Company purchased a 51% controlling interest in JT Invest 1 Dairies, LLC (the "Dairies JV") from the Sponsor for total consideration of $7,279,065. The Dairies JV owns a five-building office campus located in Atlanta, Georgia ("Southern Dairies").

2.Summary of Significant Accounting Policies
Basis of Presentation and Consolidation
The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (GAAP).
The consolidated financial statements of the Company include the accounts of the Operating Partnership and its real estate partnerships for which it has control over the major operating and financing policies. All significant intercompany accounts and transactions among the Company and its subsidiaries have been eliminated in consolidation.

Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on management’s best judgment. Actual results could materially differ from those estimates.
Real Estate Acquisition Valuations
In accordance with Accounting Standards Codification Topic 805, Business Combinations (ASC 805), the Company records acquisitions that meet the definition of a business as a business combination. If the acquisition does not meet the definition of a business, the Company records the acquisition as an asset acquisition. Under a business combination, all assets acquired and liabilities assumed are measured based on their acquisition-date fair values. Under asset acquisitions, the costs of the assets acquired are allocated in proportion to their relative fair values on the date of acquisition. Transaction costs that are related to a business combination are charged to expense as incurred. Transaction costs that are related to an asset acquisition are capitalized as incurred.
The Company assesses the acquisition date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.
The Company records above-market, below-market and in-place lease values for acquired properties based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining noncancelable terms of the respective lease, including any below-market renewal periods. Amortization related to below-market leases amounted to $241,543 and $291,329 for the years ended December 31, 2023 and 2022, respectively and is included in rental income in the accompanying consolidated financial statements.
The Company estimates the value of tenant origination and in-place lease costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods.
The Company amortizes the value of deferred leasing costs and tenant origination and in-place lease costs, which includes lease commissions, legal costs and in-place leases, to depreciation and amortization expense over the remaining noncancelable term of the respective lease. Amortization expense related to deferred leasing costs amounted to $262,862 and $56,727 for the years ended December 31, 2023 and 2022, respectively and is included in depreciation and amortization in the accompanying consolidated financial statements. Amortization expense related to tenant origination and in-place lease costs amounted to $275,164 and $387,923 for the years ended December 31, 2023 and 2022, respectively and is included in depreciation and amortization in the accompanying consolidated financial statements.
Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income (loss).

Depreciation
Depreciation of the buildings is computed on the straight-line method over an estimated useful life of 48 years. Depreciation of building improvements is computed on the straight-line method over an estimated useful life ranging from 15 - 39 years. Land improvements are depreciated on the straight-line method over an estimated useful life ranging from 10 - 15 years. Tenant improvements are amortized on the straight-line method over the life of the lease. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred.
Depreciation expense amounted to $791,549 and $580,464 for the years ended December 31, 2023 and 2022, respectively and is included in depreciation and amortization in the accompanying consolidated financial statements.
Impairment of Real Estate and Related Intangible Assets and Liabilities
The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the property. If, based on the analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset. For the years ended December 31, 2023 and 2022, the Company did not record any impairment charges related to its real estate investment.
Revenue Recognition and Expenses
The majority of the Company’s revenue is earned through the lease of rental space at its underlying property. These revenues are accounted for as leases under Accounting Standards Codification Topic 842, Leases (ASC 842). The Company adopted ASC 842 effective January 1, 2022 under the modified retrospective approach and elected the optional transition method to apply the provisions of ASC 842 as of the adoption date, rather than the prior period presented. The Company also elected to use the practical expedient package, which allowed the Company not to reassess prior conclusions about lease identification, lease classification and initial direct costs.
The Company's primary source of revenue is income arising from lease agreements which may include base rent, parking rent or reimbursements from tenants for real estate taxes, insurance, and other operating expenses. Base rent is recognized on a straight-line basis over the terms of the related leases. As of December 31, 2023 and 2022, the Company recognized a straight-line rent receivable of $820,310 and $415,283, respectively. The Company recognizes the reimbursement of expenses from tenants as the related expenses are incurred. In addition, termination fees arising from contractual agreements with tenants are considered lease modifications. The Company recognizes the income upon execution of the agreement. Lease revenues are accounted for in accordance with ASC 842 and are included in rental income in the accompanying consolidated financial statements.
Interest income is recognized on an accrual basis and recorded in the period in which it is earned.
Expenses are recognized when incurred.
Cash, Cash Equivalents and Restricted Cash

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$811,190	$1,936,097
Restricted cash	286,959	298,960
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$1,098,149	$2,235,057

The Company classifies short-term, highly liquid investments with original maturities of approximately 90 days or less and money market accounts as cash equivalents. The Company invests its cash primarily in deposits and money market funds with commercial banks. At times, cash balances may exceed federally insured amounts. Management believes it mitigates credit risk by depositing cash in and investing through major financial institutions.
Restricted cash consists of tenant security deposits.
Accrued Investment Income
In the normal course of business, the Company extends unsecured credit to its tenants. Individual leases where the collection of rents is in dispute are assessed for collectability based on management's best estimate of collection considering the anticipated outcome of the dispute. Individual leases that are not in dispute are assessed for collectability and upon the determination that the collection of rents over the remaining lease term is not probable, accrued investment income is reduced as a reduction of rental income. Revenue from leases where collection is deemed to be less than probable is recorded on a cash basis until collectability is determined to be probable. As of December 31, 2023 and 2022, $0 and $9,970 , respectively, were included as reductions to accrued investment income and rental income in the accompanying consolidated financial statements.
Fair Value Measurements
From time to time the Company may purchase interest rate caps, swaps or other financial instruments. Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company may be required to measure other non-financial and financial assets and liabilities at fair value on a non-recurring basis. Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:
•Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments.
•Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Level 3 valuations incorporate certain assumptions and projections that are not observable in the market, and significant professional judgment is used in determining the fair value assigned to such assets and liabilities.
The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.
Fair value is a market‑based measure considered from the perspective of a market participant rather than an entity‑specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified between the levels. There were no reclassifications between levels in 2023 and 2022.
Organization, Offering and Related Costs
Organization and offering costs of the Company are being paid by the Manager. These organization and offering costs include all expenses in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company will not be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company. Effective July 12, 2022, the Company stopped accepting new subscriptions.

Share Redemptions
The Company adopted a redemption plan, whereby on a quarterly basis, shareholders may request that the Company redeem not less than 25% of their shares. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held.
For the first eighty-nine (89) days following the settlement of the common shares subject to the redemption request (the “Introductory Period”), the per share redemption price will be equal to the purchase price of the shares being redeemed less the aggregate sum of distributions paid and declared but unpaid with respect to such shares, rounded down to the nearest cent.
Beginning on the ninetieth (90th) day following the settlement of the common shares subject to the redemption request (the “Post-Introductory Period”), the per share redemption price will be calculated based on a declining discount to the net asset value (the “NAV”) per share in effect at the time the redemption request is made without any reduction for distributions paid or declared and rounded down to the nearest cent.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of NAV per share) Before Deduction of any Participation Allocation and Third-Party Costs (1)
Less than 90 days (Introductory Period)	100%	(2) (3)
90 days until 3 years	97%
3 years to 4 years	98%
4 years to 5 years	99%
More than 5 years	100%

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01 and proceeds received by investors from any redemption will be further reduced by the Participation Allocation payable to the Manager in connection with such redemption (see Note 6).
(2)	The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.
Because the NAV per share is calculated at the end of each quarter the redemption price for shares held at least ninety (90) days may change between the date the redemption request is received and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.
In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect the operations and the non-redeemed shareholders, to prevent an undue burden on liquidity, to preserve the status as a REIT, following any material decrease in the NAV, or for any other reason. However, in the event that the Manager amends, suspends or terminates the redemption plan, an offering circular supplement and/or Form 1-U, as appropriate, will be filed to disclose such amendment. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the status as a REIT. For the quarters ended December 31, 2023 and March 31, 2024, the Manager elected not to process redemptions and will continue to evaluate requests on a quarterly basis.
For the year ended December 31, 2023, the Company redeemed 33,609 shares for a total amount of $405,230. For the year ended December 31, 2022, the Company redeemed 2,058 shares for a total amount of $27,234. As of December 31, 2023 and 2022, redemptions totaling $0 and $7,456, respectively, remained payable and are included in accrued redemptions in the accompanying consolidated balance sheets. Shares redeemed were at a discount equal to 97% or 98% of the current NAV as determined by the applicable holding period.

Distributions

During 2023 and 2022, the Manager declared a quarterly cash distribution of $0.150 per share. As of December 31, 2023 and 2022, distributions in the amount of $645,364 and $655,087 have been declared, respectively, of which $164,613 and $168,936, respectively, were accrued and included in accrued distributions in the accompanying consolidated financial statements.

Income Taxes
The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and operates as such. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gains and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax on income that it distributes to its shareholders, provided that it distributes 100% of its REIT taxable income. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.
Risks and Uncertainties
In the normal course of business, the Company encounters economic risk, including interest rate risk, credit risk, market risk and inflation risk. Interest rate risk is the result of movements in the underlying variable component of the mortgage financing rates. Credit risk is the risk of default on the Company's real estate investments that results from an underlying tenant’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the valuation of the real estate investment held by the Company. Inflation risk is the risk that rising prices could increase the Company's operating expenses and impact tenants' business operations.
In 2021, the administrator of LIBOR announced that the publication of certain LIBOR settings will cease after December 2021 and publication of the remainder of the LIBOR settings will cease after June 2023. As of December 31, 2023, all material contracts indexed to LIBOR were transitioned to new alternative rates (see Notes 4 and 5).
Recently Issued Accounting Pronouncements
In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, (ASU 2016-13), establishing Accounting Standards Codification Topic 326 (ASC 326). ASC 326 requires entities to estimate a lifetime expected credit loss for most financial assets, including (i) trade and other receivables, (ii) other long-term financings including available for sale and held-to-maturity debt securities and (iii) loans. Subsequently, the FASB issued Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which amends the scope of ASU 2016-13 and clarified that receivables arising from operating leases are not within the scope of the standard and should continue to be accounted for in accordance with the leases standard (ASC 842). ASC 326 was effective for the Company January 1, 2023. The adoption of this ASU did not have a material impact to the Company's consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASU 2020-04) establishing Accounting Standards Codification 848 (ASC 848), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference LIBOR or other reference rates expected to be discontinued because of reference rate reform. This ASU was previously effective as of March 12, 2020 through December 31, 2022. On December 21, 2022, the FASB issued Accounting Standards Update 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848 (ASU 2022-06), extending the period of time financial statement preparers can utilize the reference rate reform relief guidance to December 31, 2024. The Company elected the expedients in conjunction with transitioning certain debt instruments to alternative benchmark indexes. During the year ended December 31, 2023, there was no impact on the Company's consolidated financial statements at adoption through the use of the expedients.

Reclassification of Prior Period Presentation

Certain prior period amounts have been reclassified for consistency with the current period. These reclassifications had no effect on shareholders' equity or net income.

3.    Real Estate
The Company owns a 51% controlling interest in Southern Dairies, a five-building office campus located in Atlanta, Georgia with approximately 83,000 rentable square feet.
As of December 31, 2023 and 2022, Southern Dairies was approximately 94% and 96% leased, respectively, by tenants whose leases expire on various dates between 2024 and 2035. For the year ended December 31, 2023, four tenants accounted for 37%, 14%, 13% and 11% of the annualized base rents of Southern Dairies. These leases expire in 2035, 2029, 2029 and 2029, respectively.

As of December 31, 2023, the future minimum contractual rental income from the Company's real estate investment under its noncancelable operating leases was as follows:

Years Ending December 31,	Amounts Due
2024	$2,388,332
2025	2,656,782
2026	2,680,669
2027	2,588,410
2028	2,617,185
Thereafter	7,994,443
Total	$20,925,821

The Company is also entitled to additional rents, which are not included above, which are primarily based upon escalations of real estate taxes and operating expenses over base period amounts. These are included as rental income in the accompanying consolidated financial statements.
The components of rental income are as follows:

	For the Years Ended
	December 31, 2023	December 31, 2022
Fixed lease payments	$2,672,936	$1,824,614
Variable lease payments	1,114,365	655,298
Other	241,543	291,329
Total rental income	$4,028,844	$2,771,241

Intangibles

As of December 31, 2023, the Company's intangibles were as follows:

	Tenant Origination and In-Place Lease Costs	Below-Market Leases
Cost	$2,491,174	$(1,983,447)
Accumulated amortization	(2,282,282)	1,548,072
Net amount	$208,892	$(435,375)

As of December 31, 2022, the Company's intangibles were as follows:

	Tenant Origination and In-Place Lease Costs	Below-Market Leases
Cost	$2,491,174	$(1,983,447)
Accumulated amortization	(2,007,118)	1,306,529
Net amount	$484,056	$(676,918)

The remaining unamortized balance of the outstanding intangible assets and liabilities as of December 31, 2023 is estimated to be amortized as follows:

Years Ending December 31,	Tenant Origination and In-Place Lease Costs	Below-Market Leases
2024	$(67,393)	$104,656
2025	(67,393)	104,656
2026	(22,802)	69,558
2027	(22,802)	69,558
2028	(22,802)	69,558
Thereafter	(5,700)	17,389
Total	$(208,892)	$435,375

4.    Mortgage Loan Payable
On March 12, 2020, Southern Dairies obtained a $25,817,000 mortgage loan, secured by the real estate, and received initial proceeds in the amount of $21,240,000. The remaining balance of the loan proceeds, in the amount of $4,577,000, was reimbursed for certain leasing costs, upon satisfaction of the requirements stated in the mortgage loan agreement. As of December 31, 2023 and 2022, the outstanding principal balance was $25,817,000, respectively.  The loan matures March 12, 2025 and bore interest at a variable rate based on one-month LIBOR (4.39% as of December 31, 2022) plus 1.55%. On February 16, 2023, a loan amendment was executed which transitioned the interest rate from LIBOR plus 1.55% to term SOFR (5.35% as of December 31, 2023) plus 1.63%, adjusted periodically in accordance with the loan agreement. Interest only payments are due on a monthly basis through the maturity date. The loan may be prepaid at any time without penalty.
The Company intends to refinance its mortgage loan payable upon maturity.
For the years ended December 31, 2023 and 2022, the Company incurred interest expense related to the mortgage loan payable of $1,733,062 and $832,805, respectively. For the year ended December 31, 2023, the Company incurred $20,686 in financing costs related to the amendment of the loan which are included in interest expense, net in the accompanying consolidated financial statements.
The fair value of the mortgage loan payable is determined by discounting the difference between the contractual loan payments and estimated market loan payments at an equity discount rate based on asset appraisals that reflect how a typical third-party investor would value the cash flows. Market loan payments are derived from overall market lending rates, debt origination and assumption transactions in the market, and property specific factors, including loan to value and cap rate changes. The Company's mortgage loan payable is classified within Level 3 of the valuation hierarchy.

The following table presents additional information about the Level 3 liability measured at fair value on a recurring basis as of December 31, 2023 and 2022:

Mortgage Loan Payable
Balance - December 31, 2021	$(23,184,757)
Proceeds from mortgage loan payable	(2,494,474)
Change in unrealized gain	207,083
Balance - December 31, 2022	$(25,472,148)
Change in unrealized gain	(122,761)
Balance - December 31, 2023	$(25,594,909)

The significant unobservable inputs used in the fair value measurement of the Company’s mortgage loan payable are the selection of certain market interest rates and implied equity discount rates. Management reviews the valuation of the mortgage loan payable quarterly. The difference in the calculated fair value and the balance outstanding is the market valuation adjustment. As of December 31, 2023, the mortgage loan payable balance and the fair value of the mortgage loan payable were $25,817,000 and $25,594,909, respectively. As of December 31, 2023, the market interest rate and implied equity discount rate was assumed to be 8.47% and 7.28%, respectively. As of December 31, 2022, the mortgage loan payable balance and the fair value of the mortgage loan payable were $25,817,000 and $25,472,148, respectively. As of December 31, 2022, the market interest rate and implied equity discount rate was assumed to be 7.25% and 7.63%, respectively.
The Company is subject to certain financial and nonfinancial covenants under the mortgage loan. As of December 31, 2023 and 2022 , the Company was in compliance with all covenants.

5.    Derivative Instrument
The fair value of the interest rate swap is based on the notional, payment frequency, day count fraction, fixed and floating rates, and other factors, including the credit strength of both counterparties. The present value of expected cash flow differences is calculated based on prevailing market and contractual interest rates and credit spreads. The valuations are performed by an independent appraiser consistent with market standards for valuing derivatives. Management reviews the valuation of the interest rate swap quarterly. The Company's derivative instrument is classified within Level 2 of the valuation hierarchy.
To limit the Company's exposure to interest rate fluctuations on the mortgage loan payable, the Company has entered into an interest rate swap agreement. The interest rate swap agreement fixed the one-month LIBOR portion of the interest rate at a total all-in-rate of 2.683% and a notional amount of $21,240,000. Effective March 1, 2023, the one-month LIBOR rate was transitioned to one-month term SOFR. The agreement expires on March 3, 2025. For the years ended December 31, 2023 and 2022, the Company received $849,302 and $126,898, respectively, in interest income related to the swap. These amounts are included as a component of interest expense, net, in the accompanying consolidated financial statements, respectively.
In accordance with ASC 815, Accounting for Derivative Instruments and Hedging Activities, the Company has not designated the interest rate swap as a cash flow hedge. Accordingly, the Company recognizes any changes in fair value as a component of unrealized gains (losses) in the accompanying consolidated financial statements. For the years ended December 31, 2023 and 2022, the total change in unrealized gain on the interest rate swap was a decrease of $601,240 and an increase of $1,492,045, respectively.

6.    Related Party Arrangements
Jamestown Investment Manager, L.P.
Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Manager is entitled to a quarterly asset management fee equal to 1.25% per annum, based on net offering proceeds until March 31, 2020, after which it became based on NAV at the end of the prior quarter. For the years ended December 31, 2023 and 2022, the Company incurred an asset management fee of $166,493 and $181,357, respectively.
The Manager is entitled to a quarterly fund administration fee equal to 0.60% per annum, based on net offering proceeds until March 31, 2020, after which it became based on NAV at the end of the prior quarter, in part to reimburse the Manager for certain costs. For the years ended December 31, 2023 and 2022, the Company incurred a fund administration fee of $79,916 and $87,051, respectively.
The Company will reimburse the Manager and any third party for actual expenses incurred in connection with the selection or acquisition of an investment, whether or not the Company ultimately acquires or originates the investment.
Real Estate Investment Level Services
The Manager may retain one or more of its affiliates (Affiliate) to perform services for the Company’s real estate investment, including property management, leasing, construction management, sustainability consulting, creative and marketing services, architecture, legal and tax services.
An Affiliate serves as the property management company for Southern Dairies and is entitled to receive a monthly management fee and cost reimbursements, as defined by the property management agreement. For the years ended December 31, 2023 and 2022, the Affiliate received property management fees of $83,329 and $49,303, respectively and cost reimbursements totaling approximately $171,000 and $112,600 respectively, of which $22,651 and $43,283 remained payable as of December 31, 2023 and 2022, respectively and is included in due to related parties in the accompanying consolidated financial statements.
The following amounts are either capitalized into the cost basis of the real estate or included in operating and maintenance and general and administrative expenses in the accompanying consolidated financial statements.
•An Affiliate receives construction management and development fees and cost reimbursements in connection with building or tenant improvements. For the years ended December 31, 2023 and 2022, the Affiliate received construction management and development fees and cost reimbursements, including expenses related to employee time and travel, totaling approximately $48,200 and $59,300, respectively.
•An Affiliate provides legal services for the real estate investment and the Company. For the years ended December 31, 2023 and 2022, the Affiliate received cost reimbursements, including expenses related to employee time and travel, totaling approximately $10,200 and $4,600, respectively.
•An Affiliate provides leasing services for the real estate investment. For the years ended December 31, 2023 and 2022, the Affiliate earned commissions and received cost reimbursements, including expenses related to travel, totaling approximately $0 and $140,340, respectively.
•An Affiliate provides services to the real estate investment, including aesthetics evaluation, design consulting, brand development, public relations coordination, and event coordination. For the years ended December 31, 2023 and 2022, the Affiliate received cost reimbursements, including expenses related to employee time and travel, totaling approximately $16,200 and $38,100, respectively.
•An Affiliate provides services to the real estate investment for sustainability consulting. For the years ended December 31, 2023 and 2022, the Affiliate received cost reimbursements, including expenses related to third party fees, employee time and travel, totaling approximately $18,400 and $7,300, respectively.
•In addition, an Affiliate was reimbursed for other administrative expenses for the real estate investment and the Company. For the years ended December 31, 2023 and 2022, the Affiliate was reimbursed approximately $64,000 and $76,600, respectively.
As of December 31, 2023 and 2022, $49,180 and $182,057, respectively, remained payable to various affiliates related to these services and is included in due to related parties in the accompanying consolidated financial statements.

Jamestown Invest 1 OP, L.P.
The Manager, as a Special Limited Partner, will hold a performance participation interest in the Operating Partnership that entitles it to receive a performance participation allocation from the Operating Partnership (the “Participation Allocation”), payable in full upon a Liquidity Event (as defined below) or, to the extent allocable to redeemed shares, at the time of redemption.  The Participation Allocation will be equal to 20% of (i) the NAV (without reduction for any accrued Participation Allocation) as of the applicable date, increased by (ii) the aggregate capital distributions and dividends paid or accrued with respect to interests in the Operating Partnership, if any, less (iii) the aggregate initial purchase price for all interests in the Operating Partnership.  If the NAV as of the applicable date, increased by capital distributions and dividends paid or accrued, is less than $10.00 per share, no Participation Allocation will be paid.  The redemption price for any redeeming investor for any redemption of shares will be our NAV as of the redemption date (including any accrued participation allocation).  “Liquidity Event” shall mean the occurrence of a liquidity event, including but not limited to a liquidation of the Company upon the sale of all of the properties, a public listing, or a merger with a public or non-public company. As of December 31, 2023 and 2022, the Participation Allocation was $956,868 and $900,031, respectively and is included in accrued participation allocation in the accompanying consolidated financial statements.

7.    Economic Dependency
Under various agreements, the Company has engaged or will engage Jamestown, L.P. and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, property management services, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Jamestown, L.P. and its affiliates.

8.    Commitments and Contingencies

In the normal course of business, the Company may be subject to various litigation and in some instances the amount sought may be substantial. Although the outcome of such claims, litigation, and disputes cannot be predicted with certainty, in the opinion of management based on facts known at this time, the resolution of such matters are not anticipated to have a material adverse effect on the consolidated financial position or results of operations of the Company.

9.    Subsequent Events
The Company evaluated subsequent events through April 29, 2024, which is the date the consolidated financial statements were available to be issued. Management has concluded that there were no significant events requiring recognition and/or disclosure in the consolidated financial statements other than those disclosed herein.

PART III - Item 4. Exhibits

Exhibit	Description
2.1*	Certificate of Formation (Incorporated by reference to Exhibit 2.1 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

2.2*	Certificate of Amendment (Incorporated by reference to Exhibit 2.2 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

2.3*	Amended and Restated Operating Agreement (Incorporated by reference to Exhibit 2.3 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

4.1*	Form of Subscription Agreement (Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 1-K, filed April 29, 2020)

6.1*	Sub-Advisory Agreement (Incorporated by reference to Exhibit 6.1 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

6.2*
Membership Interest Purchase Agreement between Jamestown, L.P. and Jamestown Invest 1, OP, L.P. (Incorporated by reference to Exhibit 6.1 to the Company's Current Report on Form 1-U, filed on March 16, 2020)

6.3*
Amended and Restated Limited Liability Company Agreement of JT Invest 1 Dairies, LLC between Jamestown Invest 1 OP, L.P. and Jamestown, L.P. (Incorporated by reference to Exhibit 6.2 to the Company's Current Report on Form 1-U, filed on March 16, 2020)

8.1*	Escrow Agreement between Jamestown Invest 1, LLC and North Capital (Incorporated by reference to Exhibit 8.1 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

11.2	Consent of Moore, Colson & Company, P.C. (Filed herein as Exhibit 11.2)

*Previously filed

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	April 29, 2024

Safe Harbor Statement
This Annual Report on Form 1-K contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.